Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

RESOLUTIONS PASSED AT

THE SECOND EXTRAORDINARY GENERAL MEETING 2022

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the second extraordinary general meeting 2022 (the “EGM” or “Meeting”) held on Wednesday, 21 September 2022. All resolutions were duly passed.

VOTING RESULTS AT THE EGM

The EGM was held on Wednesday, 21 September 2022 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

As at the date of the EGM, the total issued shares of the Company were 28,264,705,000. With respect to Resolution No. 1 proposed at the EGM, shareholders holding a total of 28,264,705,000 shares of the Company, representing 100% of the total issued shares of the Company, were entitled to attend and vote on such resolution at the EGM. With respect to Resolution No. 2 proposed at the EGM, China Life Insurance (Group) Company holding a total of 19,323,530,000 shares of the Company, representing approximately 68.37% of the total issued shares of the Company, was required to abstain and had abstained from voting on such resolution, and the shares held by it were not counted towards the total number of shares entitling the shareholders to vote in respect of such resolution. As a result, independent shareholders holding a total of 8,941,175,000 shares of the Company, representing approximately 31.63% of the total issued shares of the Company, were entitled to attend and vote on Resolution No. 2 at the EGM. Save as disclosed above, there were no restrictions on any shareholder casting votes on any of the proposed resolutions at the EGM.

Shareholders and authorized proxies holding a total of 21,595,619,106 voting shares of the Company, representing 76.404898% of the total voting shares of the Company, attended the EGM. The voting at the Meeting was conducted by way of onsite voting and online voting, and was in compliance with the relevant provisions of laws and regulations including the Company Law of the People’s Republic of China (《 中華人民共和國公司法》), the Securities Law of the People’s Republic of China (《中華人 民共和國證券法》), the Rules for Shareholders’ Meetings of Listed Companies (《 上市公司股東大會 規則》), the Self-regulatory Guidelines for Listed Companies on the Shanghai Stock Exchange No. 1 - Regulation of Operations (《 上海證券交易所上市公司自律監管指引第1號－規範運作》) and the Articles of Association of the Company.

Total number of shareholders and authorized proxies attending the Meeting		13

including:	number of holders of A Shares	12

	number of holders of H Shares	1

Total number of shares with voting rights		21,595,619,106

including:	total number of shares held by holders of A Shares	19,348,476,955

	total number of shares held by holders of H Shares	2,247,142,151

Percentage to the total number of shares with voting rights (%)		76.404898

including:	percentage of shares held by holders of A Shares (%)	68.454551

	percentage of shares held by holders of H Shares (%)	7.950347

Note:	The shareholders attending the Meeting include the shareholders who attended the onsite meeting and the holders of A Shares who attended the Meeting by way of online voting.

Executive Director Mr. Li Mingguang was elected by the majority of the Board members to chair the Meeting. Five out of the eight Directors of the Company attended the Meeting, while Chairman of the Board and Executive Director Mr. Bai Tao, Executive Director Ms. Huang Xiumei, and Non- executive Director Mr. Wang Junhui were unable to attend the Meeting due to the epidemic prevention and control. One out of the five Supervisors of the Company attended the Meeting, while Chairman of the Board of Supervisors Mr. Jia Yuzeng, and Supervisors Mr. Niu Kailong, Ms. Wang Xiaoqing and Mr. Lai Jun were unable to attend the Meeting due to the epidemic prevention and control. Certain members of the Senior Management and the Board Secretary also attended the Meeting.

The poll results in respect of the resolutions proposed at the EGM are as follows:

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares

As ordinary resolutions

1	To consider and approve the election of Mr. Zhao Peng as an Executive Director of the seventh session of the Board of Directors of the Company	Holders of A Shares	19,348,476,855	99.999999	0	0.000000	100	0.000001	19,348,476,955
		Holders of H Shares	2,160,213,063	96.131571	86,334,872	3.841986	594,216	0.026443	2,247,142,151
		Total	21,508,689,918	99.597468	86,334,872	0.399780	594,316	0.002752	21,595,619,106

	The resolution was duly passed as an ordinary resolution. The qualification of Mr. Zhao Peng is subject to the approval of the China Banking and Insurance Regulatory Commission.

2	To consider and approve the Company’s investment in Xincheng Phase II Fund	Holders of A Shares	24,946,555	99.998397	200	0.000801	200	0.000802	24,946,955
		Holders of H Shares	2,243,248,580	99.826732	839,440	0.037356	3,054,131	0.135912	2,247,142,151
		Total	2,268,195,135	99.828617	839,640	0.036955	3,054,331	0.134428	2,272,089,106

	The resolution was duly passed as an ordinary resolution.

Pursuant to the relevant laws and regulations of the PRC, the Company announces the poll results of holders of A Shares who individually or in aggregate hold less than 5% of the shares of the Company in respect of Resolution No. 1 proposed at the EGM as follows:

Resolution		For		Against		Abstain
		No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %

As an ordinary resolution

1	To consider and approve the election of Mr. Zhao Peng as an Executive Director of the seventh session of the Board of Directors of the Company	24,946,855	99.999599	0	0.000000	100	0.000401

The full text of the resolutions is set out in the circular and notice of the EGM dated 16 August 2022.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal adviser, acted as scrutineers for the vote-taking at the EGM.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 21 September 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang, Huang Xiumei

Non-executive Director:	Wang Junhui

Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie

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